FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 25, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 25, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has initiated an Induced Polarization (IP) geophysical survey on its recently adquired La Poma Silver-Lead property in Salta province, northwestern Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that an Induced Polarization (IP) Geophysical Survey been initiated on its recently acquired high grade La Poma Silver-Lead property, Salta Province, NW Argentina.  The IP survey will follow up on positive due diligence sampling, which returned silver values up to 1.37 kg/t, up to 15.8% lead and 2.47% copper.

La Poma Project Background

The La Poma Mine (Figure 1) was in production until 1964, with mine workings extending over a 2,000 metre strike length, having utilised both open pit and underground extraction methods.

In early October, the Issuer entered into an option agreement to earn a 100% interest in the La Poma property.  An exploration team was on the ground within 2 weeks to begin detailed mapping of geology, structures, alteration and mineralization.

The due diligence program by the Issuer confirmed previously reported ore grades and established the exploration potential of the property.  Sampling returned very encouraging ore grades: 30 characterization samples averaged 280g/t silver, 6.05% lead, 0.31% copper, and 753ppm zinc.  Within this batch of samples, 5 samples assayed greater than 0.5kg/t silver including 2 samples greater than 1.0kg/t silver, up to a maximum of 1.37kg/t.  Peak lead grade was 15.8% and peak copper grade was 2.47%.

Induced Polarization (IP) Survey Details

The IP survey at the La Poma property will consist of 12 lines totalling 13 line kilometres.  The survey is designed to image the geometry of the mineralization associated with east – west striking faults within the La Poma sinstral strike-slip fault system.  The survey will provide detailed charge-ability and resistivity responses over the entire 400 metre width of the La Poma fault zone and to a depth of 300 metres from surface.

One survey line will cover the interpreted extension of the mineralized fault system as it disappears under recent volcanic cover to the west.

The results of the IP survey, together with detailed structural mapping, will help the Issuer geologists to define the most favourable zones of mineralization prior to drill testing.  The IP survey should be complete within the next two weeks, with results and interpretation available shortly thereafter.

IP is a proven geophysical technology that has directly or indirectly resulted in the discovery of significant concentrations of mineralization.  However, the technique is unable to differentiate between productive and non-productive mineralization and is most commonly utilized to geophysically map hydrothermal systems, structures and resistive veins under cover and at depth.  Targets generated will have to be drill tested to determine the extent of mineralization.

Future Work

Contingent on favourable results from the IP survey, a phase I drilling program, which was originally scheduled for early 2008, will be brought forward, most likely beginning before year-end.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, the Issuer's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Exposure to Asset-Backed Canadian Paper

The Issuer would like to confirm that it has no exposure to any asset-backed Canadian paper.  Other than cash held by its subsidiaries for their immediate operating needs in Mexico, Argentina and Peru, all of the Issuer’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s issued by that bank.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s La Poma project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

October 25, 2007